Exhibit (d)(xvii)

December 9, 2011

Neuberger Berman Management LLC

Attention: Maxine Gerson

605 Third Avenue

New York, NY 10158

Re: Amendment to Schedule B

Dear Ms. Gerson:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated May 4, 2009, (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Marie Chandoha
Name:	Marie Chandoha
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

Neuberger Berman Management LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

NEUBERGER BERMAN MANAGEMENT LLC

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

50 Basis Points on assets up to $300 million.

40 Basis Points on assets over $300 million.

The maximum amount of Managed Assets that may be held in the account is $200 million. Additional capacity over $200 million is solely at the discretion of the Sub-Adviser.

Effective Date of this Schedule B: January 1, 2012